November 3, 2007

Mail Stop 4561

Gary F. Hoskins
Chief Financial Officer
Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

> **Re: Citizens South Banking Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-23971**

Dear Mr. Hoskins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Reviewing Accountant